Contact

www.linkedin.com/in/
kubahenriksen (LinkedIn)

Top Skills

Startup Environments
Early Stage Investment
Seed Capital

Kuba Henriksen

Swayze / Entrepreneur in Residence @ Interplay
New York, New York, United States

Summary

Working on Swayze - the app that rewards for people for sharing their experiences online. Offering word-of-mouth marketing at scale, adjusted to the social media age, allowing SMBs to effectively reach Gen Z audiences.

My dream is to "create something that is mine that could help people or bring something cool & positive to people" as someone close to me recently reminded me.

Experience

Interplay
Entrepreneur in Residence
January 2025 - Present (1 year)
New York City Metropolitan Area

Swayze
Founder
October 2022 - Present (3 years 3 months)
New York, United States

Pioneered concept offering access to local promotion for SMBs by leveraging nano-influencers

MariCruz
Restaurant Manager
August 2020 - January 2021 (6 months)
Warsaw, Mazowieckie, Poland

Assisted in the onboarding and running of a recently purchased gastronomic concept by an investment company. Managed a team of 5 employees, provided hands-on assistance, oversaw stakeholder relations, executed growth strategies and trained my replacement prior to my departure.

Pandora
Intern

May 2018 - May 2018 (1 month)
Dubai, United Arab Emirates

Participated in a internship at Pandora Jewellery's Dubai office where I shadowed and learned from experts in various departments. Moving between finance, sales, customer relations, operations and management I acquired a diverse set of skills and insights that helped garner a well-rounded understanding for running large corporations.

Education

Kozminski University

Bachelor of International Management, International Business · (October 2021 - June 2024)

Tulane University - A.B. Freeman School of Business

Bachelor's degree, International Business · (August 2023 - December 2023)

Università Bocconi

Bachelor of International Economics and Management, Management · (September 2019 - June 2020)